UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2008

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IRWIN FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

INDIANA	0-6835	35-1286807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 22, 2008, Irwin Union Bank and Trust Company (the "Bank"), the state-chartered bank subsidiary of Irwin Financial Corporation (the "Corporation"), completed the sale of residual interests held in six of its prior home equity securitizations. These securitizations, which were originally structured within the Bank's home equity line of business as secured financings, contain approximately $1.0 billion of loans. The removal of these loans from the Bank's balance sheet is a multi-step process, and this transaction represents the first step in that process.

The Corporation remains committed to its previously announced restructuring plan, which includes taking steps to exit the Bank's home equity business through the sale or run-off of its home equity loan portfolio and the sale or managed reduction of the Bank's home equity servicing platform, as appropriate based on the run-off of loans.

* * *

This Report on Form 8-K contains forward-looking statements about the Corporation's restructuring plan, including its efforts to exit the home equity business. Actual future results may differ materially from our forward-looking statements and we qualify all forward-looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including but not limited to, the following cautionary factors: difficulty in meeting our capital-raising goals or in restructuring our capital as described in Item 1.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008; participation or lack of participation in governmental programs implemented under the Emergency Economic Stabilization Act of 2008, including without limitation the Troubled Asset Relief Program and the Capital Purchase Program, and the impact of such programs and related regulations on us and on our capital raising goals, and on national and local economic and financial markets and conditions; difficulty in exiting the home equity line of business; persistence or worsening of current economic conditions affecting real estate, small businesses and financial service providers; unanticipated lawsuits or outcomes in litigation; legislative or regulatory changes, including changes that affect tax, consumer or commercial lending; changes in the interpretation and application of regulatory capital or other rules; changes in accounting policies or principles or their application to our business or final audit adjustments; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 24, 2008   By: /s/ Gregory F. Ehlinger

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GREGORY F. EHLINGER
Chief Financial Officer